Brookfield

2023

Q1 MANAGEMENT'S DISCUSSION AND ANALYSIS

Brookfield Renewable Partners L.P.

Management’s Discussion and Analysis
For the three months ended March 31, 2023
This Management’s Discussion and Analysis for the three months ended March 31, 2023 is provided as of May 5, 2023. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield, redeemable/exchangeable partnership units ("Redeemable/Exchangeable partnership units") in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description on our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR (www.sedar.com).

Organization of the Management’s Discussion and Analysis

Part 1 – Q1 2023 Highlights	3	Part 5 – Liquidity and Capital Resources (continued)
		Capital expenditures	22
Part 2 – Financial Performance Review on Consolidated Information	6	Consolidated statements of cash flows	23
		Shares and units outstanding	24
		Dividends and distributions	25
Part 3 – Additional Consolidated Financial Information	7	Contractual obligations	25
Summary consolidated statements of financial position	7	Supplemental guarantor financial information	25
Related party transactions	7	Off-statement of financial position arrangements	26
Equity	10
		Part 6 – Selected Quarterly Information	27
Part 4 – Financial Performance Review on Proportionate Information	11	Summary of historical quarterly results	27

Proportionate results for the three months ended March 31	11	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	28
Reconciliation of non-IFRS measures	16
Contract profile	19	Part 8 – Presentation to Stakeholders and Performance Measurement	30

Part 5 – Liquidity and Capital Resources	20	Part 9 – Cautionary Statements	34
Capitalization and available liquidity	20
Borrowings	21

PART 1 – Q1 2023 HIGHLIGHTS

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2023	2022
Select financial information
Revenues	$1,331	$1,136
Net loss attributable to Unitholders	(32)	(78)
Basic and diluted loss per LP unit(1)	(0.09)	(0.16)
Proportionate Adjusted EBITDA(2)	559	499
Funds From Operations(2)	275	243
Funds From Operations per Unit(2)(3)	0.43	0.38
Distribution per LP unit	0.34	0.32

Operational information
Capacity (MW)	25,718	20,884
Total generation (GWh)
Long-term average generation	17,550	15,097
Actual generation	19,030	15,196

Proportionate generation (GWh)
Long-term average generation	7,874	7,414
Actual generation	8,240	7,425
Average revenue ($ per MWh)	87	86
(1)For the three months ended March 31, 2023, average LP units totaled 275.4 million (2022: 275.1 million).
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(3)Average Units outstanding for the three months ended March 31, 2023 were 646.0 million (2022: 645.8 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	March 31, 2023	December 31, 2022
Liquidity and Capital Resources
Available liquidity	$3,859	$3,695
Debt to capitalization – Corporate	10%	11%
Debt to capitalization – Consolidated	36%	39%
Non-recourse borrowings – Consolidated	90%	91%
Fixed rate debt exposure on a proportionate basis(1)	97%	97%
Corporate borrowings
Average debt term to maturity	11 years	11 years
Average interest rate	4.3%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	12 years
Average interest rate	5.3%	4.9%
(1)Total floating rate exposure is 10% (2022: 10%) of which 7% (2022: 7%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Operations
Funds From Operations of $275 million or $0.43 on a per Unit basis is higher than the prior year driven by:
•Favorable hydroelectric generation across our portfolio;
•Higher realized prices across most markets on the back of inflation escalation and commercial initiatives;
•Strong asset availability across our fleet; and
•Contributions from growth, both from acquisitions and 3,600 MW of new development projects reaching commercial operations in the past 12 months;
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders for the three months ended March 31, 2023 was $32 million.
We continued to focus on being the partner of choice to procure power
•Secured contracts to deliver approximately 2,500 GWh of clean energy annually including approximately 700 GWh to corporate offtakers
Liquidity and Capital Resources
Our access to diverse pools of capital, including private institutional capital, backed by our investment grade balance sheet, continues to provide resiliency and a strategic advantage particularly during market volatility
•Liquidity position remains robust, with almost $4 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•During the quarter, issued C$400 million of 10-year medium-term notes
•So far this year, we have generated over $300 million (approximately $200 million net to Brookfield Renewable) of proceeds from our asset recycling program, returning more than double our invested capital. We are also advancing numerous capital recycling opportunities across our fleet that together with year-to-date activities could generate up to $4 billion (~$1.5 billion net to Brookfield Renewable) of proceeds when closed and provide significant incremental liquidity in the coming quarter
Growth and Development
During the quarter, together with our institutional partners and our global institutional investors, we have committed to invest almost $8 billion (over $1 billion net to Brookfield Renewable) of capital across various investments, including:
•Announced a landmark transaction to acquire Origin’s Energy Markets business, Australia’s largest integrated power generator and energy retailer, in which we expect to invest up to $750 million for Brookfield Renewable. We intend to leverage our deep development expertise to invest a further A$20 billion enabling us to build 14,000 megawatts of new renewable generation and storage facilities. The transaction is subject to shareholder, court and regulatory approvals, as well as other customary closing conditions, with closing expected to occur in the first quarter of 2024;
•Agreed to acquire 50% of X-Elio that we currently do not own for total consideration of $900 million ($75 million net to Brookfield Renewable for approximately 4% interest). Upon closing, Brookfield Renewable is expected to hold an approximate 17% interest in the investment. X-Elio’s diversified portfolio includes approximately 1,200 MW of operating and under construction assets, 1,500 MW of late-stage development projects and an approximate 12,000 MW development pipeline with at least land and/or grid connection secured. The transaction is subject to customary closing conditions, with closing expected to occur in the second half of 2023;
•Invested in a leading renewable platform in India with operating and development assets, to provide a structured U.S. dollar financing solution in the form of convertible securities with an initial investment of $400 million ($80 million net to Brookfield Renewable) and the option to invest up to $600 million ($120 million net to Brookfield Renewable) in additional convertible securities to finance the company’s renewables development pipeline, as well as investing in a solar panel manufacturing facility and a green ammonia production facility; and
•Subsequent to the quarter, agreed to invest up to $360 million ($72 million net to Brookfield Renewable) to acquire a 55% stake in a leading C&I renewable platform based in India with 4,500 megawatts of operating and development pipeline

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

We continued to accelerate our development activities
•Commissioned 3,600 MW of development projects in the last twelve months (including 700 MW commissioned in the current quarter). We also continue to advance the construction of approximately 23,000 MW of development projects that, together with our commissioned projects in the last twelve months, are expected to generate Funds From Operations of approximately $344 million once completed.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three months ended March 31:

	Three months ended March 31
(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenues	$1,331	$1,136
Direct operating costs	(401)	(350)
Management service costs	(57)	(76)
Interest expense	(394)	(266)
Depreciation	(429)	(401)
Income tax (expense)	(24)	(16)
Net income	$177	$33
	Average FX rates to USD
C$	1.35	1.27
	€0.93	0.89
R$	5.19	5.23
COP	4762	3,914
Variance Analysis For The Three Months Ended March 31, 2023
Revenues totaling $1,331 million represents an increase of $195 million over the same period in the prior year due to the growth of our business, favorable hydroelectric generation across our portfolio and higher realized pricing. Recently acquired and commissioned facilities contributed 1,823 GWh of generation and $54 million to revenues, which was partly offset by recently completed asset sales that reduced generation by 72 GWh and revenues by $3 million. On a same store, constant currency basis, revenues increased by $206 million as we benefited from higher realized prices across most markets on the back of inflation escalation and commercial initiatives.
The strengthening of the U.S. dollar relative to the same period in the prior year across most currencies decreased revenues by $62 million, which was partly offset by $34 million favorable foreign exchange impact on our operating and interest expense for the quarter.
Direct operating costs totaling $401 million represents an increase of $51 million over the same period in the prior year due to higher variable costs across our hydroelectric assets due to above average generation and additional costs from our recently acquired and commissioned facilities including the growth of our business partly offset by the above noted strengthening of the U.S. dollar.
Management service costs totaling $57 million represents a decrease of $19 million over the same period in the prior year.
Interest expense totaling $394 million represents an increase of $128 million over the same period in the prior year due to growth in our portfolio, upfinancings completed in the prior year at our North America hydroelectric assets and accelerated financing activities in South America completed in the prior year to fund the growth of our business.
Depreciation expense totaling $429 million represents an increase of $28 million over the same period in the prior year due to the growth of our business.
Net income totaling $177 million increased by $144 million over the same period in the prior year due to the above noted items.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	March 31, 2023	December 31, 2022
Assets held for sale	$262	$938
Current assets	3,508	4,183
Equity-accounted investments	1,603	1,392
Property, plant and equipment, at fair value	54,977	54,283
Total assets	64,797	64,111
Liabilities directly associated with assets held for sale	155	351
Corporate borrowings	2,779	2,548
Non-recourse borrowings	22,409	22,302
Deferred income tax liabilities	6,615	6,507
Total liabilities and equity	64,797	64,111
	Spot FX rates to USD
C$	1.35	1.35
	€0.92	0.93
R$	5.08	5.22
COP	4,627	4,810
Property, plant and equipment
Property, plant and equipment totaled $55.0 billion as at March 31, 2023 compared to $54.3 billion as at December 31, 2022, representing an increase of $0.7 billion. During the quarter, the acquisition of a 136 MW portfolio of operating wind assets in Brazil, as well as our continued investments in the development of power generating assets increased property, plant and equipment by $0.7 billion. The weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais increased property, plant and equipment by $0.4 billion. The increase was partly offset by depreciation expense associated with property, plant and equipment of $0.4 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $262 million and $155 million, respectively, as at March 31, 2023 compared to $938 million and $351 million, respectively, as at December 31, 2022.
During the quarter, Brookfield Renewable’s institutional partners completed the sale of a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment.
As at March 31, 2023, Assets held for sale and Liabilities directly associated with assets held for sale include wind assets in the U.S. that were acquired in 2022 as part of the acquisition of a renewables developer that had a pre-existing sale and purchase agreement at the time of acquisition.
RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at the Secured Overnight Financing Rate (“SOFR”) plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at March 31, 2023 (December 31, 2022: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three months ended March 31, 2023, totaled nil (2022: less than $1 million).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 30 - Related party transactions in Brookfield Renewable’s December 31, 2022 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three months ended March 31:

	Three months ended March 31
(MILLIONS)	2023	2022
Revenues
Power purchase and revenue agreements	$44	$13

Direct operating costs
Energy marketing fee and other services	(1)	(3)
	$(1)	$(3)

Interest expense
Borrowings	$(5)	$—
Contract balance accretion	(8)	(6)
	$(13)	$(6)

Other
Distribution income	$1	$—
Other related party cost	$—	$(1)

Management service costs	$(57)	$(76)

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	March 31, 2023	December 31, 2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$57	$54

Due from related parties
Amounts due from	Brookfield	197	105
	Equity-accounted investments and other	22	18
		219	123
Non-current assets
Other long-term assets
Contract asset	Brookfield	333	341

Amounts due from	Equity-accounted investments and other	132	128

Current liabilities
Contract liability	Brookfield	27	24

Financial instrument liabilities	Brookfield Reinsurance	3	3

Due to related parties
Amounts due to	Brookfield	160	166
	Equity-accounted investments and other	158	62
	Brookfield Reinsurance	328	321
Non-recourse borrowings	Brookfield	44	18
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	37	38
		727	605
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	3	3

Corporate borrowings	Brookfield Reinsurance	7	7

Non-recourse borrowings	Brookfield Reinsurance and associates	98	93

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	1
Contract liability	Brookfield	666	662
		$667	$663
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$12	$12

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at March 31, 2023, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $27 million were declared during the three months ended March 31, 2023 (2022: $24 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at March 31, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during the three months ended March 31, 2023 and 2022.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $7 million (2022: $7 million) on the perpetual subordinated notes during the three months ended March 31, 2023. Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during the three months ended March 31, 2023 and 2022.
Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at March 31, 2023, Brookfield Corporation owns, directly and indirectly, 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the three months ended March 31, 2023, Brookfield Renewable issued 72,119 LP units, (2022: 68,865 LP units) under the distribution reinvestment plan at a total value of $2 million (2022: $3 million).
During the three months ended March 31, 2023, holders of BEPC exchangeable shares exchanged 1,742 exchangeable shares (2022: 3,341 exchangeable shares) for an equivalent number of LP units amounting to less than $1 million LP units (2022: less than $1 million).
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the three months ended March 31, 2023 and 2022.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED MARCH 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended March 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	3,576	3,144	3,237	3,237	$335	$236	$230	$141	$158	$94
Brazil	1,207	1,081	1,008	988	61	48	45	53	38	45
Colombia	1,010	972	853	865	66	73	48	53	23	35
	5,793	5,197	5,098	5,090	462	357	323	247	219	174
Wind
North America	1,130	1,147	1,379	1,193	85	86	61	60	43	44
Europe	253	244	277	277	40	51	32	46	26	41
Brazil	133	101	133	126	8	6	6	4	5	3
Asia	175	134	223	133	10	9	9	7	5	4
	1,691	1,626	2,012	1,729	143	152	108	117	79	92
Utility-scale solar	486	354	571	423	88	81	69	90	40	64
Distributed energy & sustainable solutions(1)	270	248	193	172	79	59	56	48	43	37
Corporate	—	—	—	—	—	—	3	(3)	(106)	(124)
Total	8,240	7,425	7,874	7,414	$772	$649	$559	$499	$275	$243
(1)Actual generation includes 121 GWh (2022: 105 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$462	$357
Other income	6	$20
Direct operating costs	(145)	(130)
Adjusted EBITDA(1)	323	247
Interest expense	(94)	(60)
Current income taxes	(10)	(13)
Funds From Operations	$219	$174

Generation (GWh) – LTA	5,098	5,090
Generation (GWh) – actual	5,793	5,197
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	2,390	2,053	$82	$79	$149	$77	$108	$55
Canada	1,186	1,091	63	61	81	64	50	39
	3,576	3,144	76	73	230	141	158	94
Brazil	1,207	1,081	51	44	45	53	38	45
Colombia	1,010	972	65	75	48	53	23	35
Total	5,793	5,197	$69	$67	$323	$247	$219	$174
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business was $158 million versus $94 million in the prior year due to favorable hydrology conditions across most regions (14% above prior year and 10% above long-term average) as well as higher revenue per MWh due to inflation indexation on our contracted generation and commercial initiatives.
Brazil
Funds From Operations at our Brazilian business was $38 million versus $45 million in the prior year. Excluding a positive ruling that benefited the prior year ($15 million), Funds From Operations was 27% higher than the prior year as the benefit from favorable generation (12% above prior year and 20% above long-term average), higher average revenue per MWh due to inflation indexation and recontracting initiatives.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Colombia
Funds From Operations at our Colombian business was $23 million versus $35 million in the prior year as the benefit from higher generation that was 4% above prior year and 18% above long-term average, as well as higher average revenue per MWh on a local currency basis, due to inflation indexation on contracted generation was more than offset by higher interest expense as a result of accelerated refinancing initiatives completed in the prior year and the weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$143	$152
Other income	1	4
Direct operating costs	(36)	(39)
Adjusted EBITDA(1)	108	117
Interest expense	(26)	(24)
Current income taxes	(3)	(1)
Funds From Operations	$79	$92

Generation (GWh) – LTA	2,012	1,729
Generation (GWh) – actual	1,691	1,626
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

The following table presents our proportionate results by geography for wind operations for the three months ended March 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	835	773	$69	$66	$39	$29	$26	$19
Canada	295	374	92	94	22	31	17	25
	1,130	1,147	75	75	61	60	43	44
Europe(1)	253	244	188	152	32	46	26	41
Brazil	133	101	60	59	6	4	5	3
Asia	175	134	57	67	9	7	5	4
Total	1,691	1,626	$89	$85	$108	$117	$79	$92
(1)Average revenue per MWh was adjusted to normalize the quarterly impact of the market pricing on our regulated assets in Spain.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

North America
Funds From Operations at our North American business was $43 million versus $44 million in the prior year as the benefit from growth, including the completion of our 850-megawatt repowering project in the U.S ($3 million and 211 GWh), higher average revenue per MWh due to inflation indexation and generation mix was offset by lower resources and the weakening of the Canadian dollar versus the U.S. dollar.
Europe
Funds From Operations at our European business was $26 million versus $41 million in the prior year as the benefit from higher resources and higher market prices in Spain was more than offset by the timing of revenue collection under our rate regulated Spanish assets that benefited the prior year.
Brazil
Funds From Operations at our Brazilian business of $5 million was versus $3 million in the prior year primarily due to stronger resources and higher average revenue per MWh due to inflation indexation on our contracts.
Asia
Funds From Operations at our Asian business was $5 million versus $4 million primarily due to growth from our newly acquired and commissioned facilities in China ($1 million and 22 GWh).
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$88	$81
Other income	8	36
Direct operating costs	(27)	(27)
Adjusted EBITDA(1)	69	90
Interest expense	(27)	(26)
Current income taxes	(2)	—
Funds From Operations	$40	$64

Generation (GWh) – LTA	571	423
Generation (GWh) – actual	486	354
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business was $40 million versus $64 million in the prior year. Excluding a gain on sale of a solar development project in North America that benefited the prior year ($12 million), Funds From Operations was below prior year as the benefit from higher resources and higher market prices in Spain was offset by the timing of revenue collection under our rate regulated Spanish assets that benefited the prior year.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$79	$59
Other income	5	13
Direct operating costs	(28)	(24)
Adjusted EBITDA(1)	56	48
Interest expense	(12)	(10)
Current income taxes	(1)	(1)
Funds From Operations	$43	$37

Generation (GWh) – LTA	193	172
Generation (GWh) – actual(2)	270	248
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 121 GWh (2022: 105 GWh) from facilities that do not have a corresponding LTA. See 'Presentation to Stakeholders' for why we do not consider LTA for our pumped storage and certain of our other facilities.
Funds From Operations at our distributed energy & sustainable solutions business was $43 million versus $37 million in the prior year primarily due to the benefit of growth and higher pricing for grid stability services provided by our pumped storage facilities.
CORPORATE
The following table presents our results for Corporate for the three months ended March 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Other income	$12	$5
Direct operating costs	(9)	(8)
Adjusted EBITDA(1)	3	(3)
Management service costs	(57)	(76)
Interest expense	(28)	(20)
Distributions on Preferred LP units, Preferred Shares and Perpetual Subordinated Notes	(24)	(25)
Funds From Operations	$(106)	$(124)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$161	$10	$67	$13	$15	$6	$12	$(46)	$34	$(95)	$177
Add back or deduct the following:
Depreciation	103	23	28	116	10	11	18	83	37	—	429
Deferred income tax expense (recovery)	23	—	2	(4)	11	(3)	(3)	(1)	(14)	(30)	(19)
Foreign exchange and financial instrument loss (gain)	(93)	(1)	—	(39)	(1)	—	—	2	(9)	8	(133)
Other(1)	19	4	2	(7)	8	4	—	12	3	16	61
Management service costs	—	—	—	—	—	—	—	—	—	57	57
Interest expense	92	12	79	45	3	6	13	66	28	50	394
Current income tax expense	1	2	31	—	1	1	2	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(76)	(5)	(161)	(63)	(15)	(19)	(33)	(52)	(23)	(3)	(450)
Adjusted EBITDA	$230	$45	$48	$61	$32	$6	$9	$69	$56	$3	$559
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended March 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(57)	$22	$121	$(38)	$26	$(6)	$4	$8	$37	$(84)	$33
Add back or deduct the following:
Depreciation	106	22	29	100	22	11	15	66	30	—	401
Deferred income tax expense (recovery)	(21)	—	15	(2)	13	2	(2)	(11)	(3)	(17)	(26)
Foreign exchange and financial instrument loss (gain)	80	(1)	(19)	(5)	—	1	—	7	(7)	(19)	37
Other(1)	5	3	—	13	6	4	—	21	7	17	76
Management service costs	—	—	—	—	—	—	—	—	—	76	76
Interest expense	72	10	42	39	4	6	13	40	16	24	266
Current income tax expense	1	4	32	—	1	1	2	1	—	—	42
Amount attributable to equity accounted investments and non-controlling interests(2)	(45)	(7)	(167)	(47)	(26)	(15)	(25)	(42)	(32)	—	(406)
Adjusted EBITDA	$141	$53	$53	$60	$46	$4	$7	$90	$48	$(3)	$499
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended March 31:

(MILLIONS)	2023	2022
Net income	$177	$33
Add back or deduct the following:
Depreciation	429	401
Deferred income tax recovery	(19)	(26)
Foreign exchange and financial instruments (gain) loss	(133)	37
Other(1)	61	76
Amount attributable to equity accounted investments and non-controlling interest(2)	(240)	(278)
Funds From Operations	$275	$243
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended March 31:

	2023	2022
Basic loss per LP unit(1)	$(0.09)	$(0.16)
Depreciation	0.37	0.38
Foreign exchange and financial instruments (gain) loss	(0.04)	0.04
Deferred income tax (recovery) expense	—	(0.05)
Other	0.19	0.17
Funds From Operations per Unit(2)	$0.43	$0.38
(1)During the three months ended March 31, 2023, on average there were 275.4 million LP units outstanding (2022: 275.1 million).
(2)Average units outstanding, for the three months ended March 31, 2023, were 646.0 million (2022: 645.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

CONTRACT PROFILE
We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, we currently have a contracted profile of approximately 90% and 71%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	Balance of 2023	2024	2025	2026	2027
Hydroelectric
North America
United States(1)	5,211	6,704	6,643	5,593	5,081
Canada	3,014	3,991	3,991	3,991	3,991
	8,225	10,695	10,634	9,584	9,072
Wind
North America
United States	2,318	2,912	2,914	2,866	2,735
Canada	865	1,195	1,195	1,118	962
	3,183	4,107	4,109	3,984	3,697
Brazil	528	758	821	821	821
Europe	615	931	937	936	927
Asia	571	652	652	652	661
	4,897	6,448	6,519	6,393	6,106
Utility-scale solar	2,088	2,640	2,627	2,619	2,613
Distributed energy & sustainable solutions	757	936	921	909	891
Contracted on a proportionate basis	15,967	20,719	20,701	19,505	18,682
Uncontracted on a proportionate basis	1,673	2,963	2,981	4,177	5,000
Long-term average on a proportionate basis	17,640	23,682	23,682	23,682	23,682
Non-controlling interests	20,068	26,873	26,873	26,873	26,873
Total long-term average	37,708	50,555	50,555	50,555	50,555
Contracted generation as a % of total generation on a proportionate basis	91%	88%	87%	82%	79%
Price per MWh – total generation on a proportionate basis	$86	$84	$83	$85	$86
(1)Includes generation of 1,482 GWh for 2023, 1,520 GWh for 2024, and 1,461 GWh for 2025, 938 GWh for 2026, and 404 GWh for 2027 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 13 years in Europe, 10 years in Brazil, 5 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (41%), distribution companies (21%), commercial & industrial users (23%) and Brookfield (15%).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	March 31, 2023	December 31, 2022	March 31, 2023	December 31, 2022
Commercial paper(1)	180	249	180	249
Debt
Medium term notes(2)	2,607	2,307	2,607	2,307
Non-recourse borrowings(3)	—	—	22,439	22,321
	2,607	2,307	25,046	24,628
Deferred income tax liabilities, net(4)	—	—	6,406	6,331
Equity
Non-controlling interest	—	—	15,526	14,755
Preferred equity	573	571	573	571
Perpetual subordinated notes	592	592	592	592
Preferred limited partners' equity	760	760	760	760
Unitholders' equity	9,461	9,608	9,461	9,608
Total capitalization	$13,993	$13,838	$58,364	$57,245
Debt-to-total capitalization(1)	19%	17%	43%	43%
Debt-to-total capitalization (market value)(1)(5)	10%	11%	36%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and exclude $8 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,496 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $131 million (2022: $124 million) of deferred financing fees and $101 million (2022: $105 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity:

(MILLIONS)	March 31, 2023	December 31, 2022
Brookfield Renewable's share of cash and cash equivalents	$511	$444
Investments in marketable securities	221	211
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Authorized letter of credit facility	500	500
Issued letters of credit	(349)	(344)
Available portion of corporate credit facilities	2,526	2,531
Available portion of subsidiary credit facilities on a proportionate basis	601	509
Available liquidity	$3,859	$3,695
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, upfinancings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	March 31, 2023			December 31, 2022
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total	Interest rate (%)(1)	Term (years)	Total
Corporate borrowings
Credit facilities	N/A	4	—	N/A	5	—
Commercial paper	5.7	<1	180	5.1	<1	249
Medium term notes	4.3	11	$2,607	4.1	11	$2,307
Proportionate non-recourse borrowings(2)(3)
Hydroelectric	5.9	12	4,980	5.7	13	5,150
Wind	4.9	9	2,047	4.6	9	1,935
Utility-scale solar	4.7	13	2,301	3.6	13	2,367
Distributed energy & sustainable solutions	4.5	9	931	4.3	9	897
	5.3	12	10,259	4.9	12	10,349
			13,046			12,905
Proportionate unamortized financing fees, net of unamortized premiums			(69)			(64)
			12,977			12,841
Equity-accounted borrowings			(424)			(373)
Non-controlling interests			12,635			12,382
As per IFRS Statements			$25,188			$24,850
(1)Includes cash yields on tax equity.
(2)Includes adjustments for project-level refinancing subsequent to March 31, 2023.
(3)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at March 31, 2023:

(MILLIONS)	Balance of 2023	2024	2025	2026	2027	Thereafter	Total
Debt Principal repayments(1)(2)
Medium term notes(3)	$—	$—	$296	$—	$370	$1,941	$2,607

Non-recourse borrowings
Hydroelectric	49	113	342	321	164	1,244	2,233
Wind	19	30	—	77	—	500	626
Utility-scale solar	18	3	6	45	—	431	503
Distributed energy & sustainable solutions	—	—	153	—	—	257	410
	86	146	501	443	164	2,432	3,772
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	109	156	156	166	141	2,019	2,747
Wind	105	139	146	141	141	749	1,421
Utility-scale solar	98	119	129	123	127	1,202	1,798
Distributed energy & sustainable solutions	42	37	38	28	30	346	521
	354	451	469	458	439	4,316	6,487
Total	$440	$597	$1,266	$901	$973	$8,689	$12,866
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Includes adjustments for project-level refinancing subsequent to March 31, 2023.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2027 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended March 31
(MILLIONS)	2023	2022
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$480	$458
Changes in due to or from related parties	32	23
Net change in working capital balances	151	(178)
	663	303
Financing activities	640	910
Investing activities	(1,176)	(1,203)
Foreign exchange gain (loss) on cash	14	(1)
Increase in cash and cash equivalents	$141	$9
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the three months ended March 31, 2023 totaled $480 million, compared to $458 million in 2022, reflecting the strong operating performance of our business during the period.
The net change in working capital balances shown in the unaudited interim consolidated statements of cash flows is comprised of the following:

	Three months ended March 31
(MILLIONS)	2023	2022
Trade receivables and other current assets	$289	$(103)
Accounts payable and accrued liabilities	(71)	(83)
Other assets and liabilities	(67)	8
	$151	$(178)
Financing Activities
Cash flows provided by financing activities totaled $640 million for the three months ended March 31, 2023. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $31 million of net proceeds from corporate, non-recourse financings and related party borrowings for the three months ended March 31, 2023, including the issuance of C$400 million ($293 million) of medium term notes.
Distributions paid during the three months ended March 31, 2023 to Unitholders were $243 million (2022: $230 million). We increased our distributions to $1.35 per LP unit in 2023 on an annualized basis (2022: $1.28), representing a 5.5% increase per LP unit, which took effect in the first quarter of 2023. The distributions paid during the three months ended March 31, 2023, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries totaled $142 million (2022: $191 million). Our non-controlling interest contributed capital were $994 million in the three months ended March 31, 2023 (2022: $106 million).
Cash flows provided by financing activities totaled $910 million for the three months ended March 31, 2022. The strength of our balance sheet and disciplined access to diverse sources of capital allowed us to fund our growth as discussed below and generate $1,279 million of net proceeds from related party borrowings and corporate and non-recourse upfinancings.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Investing Activities
Cash flows used in investing activities totaled $1,176 million for the three months ended March 31, 2023. During the quarter, we invested $626 million into growth, including an initial investment in the form of convertible securities in a leading renewable platform in India with 11,000 megawatts of operating and development assets and a 136 MW portfolio of operating wind assets in Brazil. Our continued investment in our property, plant and equipment, including the construction of over 200 MW of our utility-scale solar facility in Brazil and 100 MW of wind assets in China, as well as the continued advancement of over 100 MW of distributed energy portfolio in the United States and 400 MW of wind assets in Brazil and United States was $572 million for the three months ended March 31, 2023.
Cash flows used in investing activities totaled $1,203 million for the three months ended March 31, 2022. During the quarter, we invested $780 million into growth, including a 20 GW portfolio of utility solar and energy storage development platform in the United States, a 1.7 GW portfolio of utility-scale solar developments assets in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, was $452 million.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	March 31, 2023	December 31, 2022
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)(3)	38,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,228,249	172,218,098
LP units
Balance, beginning of year	275,358,750	275,084,265
Distribution reinvestment plan	72,119	262,177
Exchanged for BEPC exchangeable shares	1,742	12,308
Balance, end of period	275,432,611	275,358,750
Total LP units on a fully-exchanged basis(3)	642,148,799	642,064,787
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)The fully-exchange amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP Units

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three months ended:

	March 31
	Declared		Paid
(MILLIONS)	2023	2022	2023	2022
Class A Preference Shares	$7	$7	$7	$7
Perpetual Subordinated Notes	7	7	7	4
Class A Preferred LP units	10	11	10	11
Participating non-controlling interests – in operating subsidiaries	158	169	118	169
GP interest and incentive distributions	28	25	28	24
Redeemable/Exchangeable partnership units	67	63	66	62
BEPC Exchangeable shares	58	55	58	55
LP units	97	91	91	89
CONTRACTUAL OBLIGATIONS
Please see Note 19 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended March 31
(MILLIONS)	2023	2022
Revenues(1)	$—	$—
Gross profit	—	—
Dividend income from non-guarantor subsidiaries	18	60
Net income	(12)	51
(1)Brookfield Renewable's total revenues for the three months ended March 31, 2023 were $1,331 million (2022: $1,136 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

(MILLIONS)	March 31, 2023	December 31, 2022
Current assets(1)	$1,112	$820
Total assets(2)(3)	2,555	2,253
Current liabilities(4)	8,241	7,862
Total liabilities(5)	8,258	7,877
(1)Amount due from non-guarantor subsidiaries was $1,096 million (2022: $809 million).
(2)Brookfield Renewable's total assets as at March 31, 2023 and December 31, 2022 were $64,797 million and $64,111 million.
(3)Amount due from non-guarantor subsidiaries was $2,458 million (2022: $2,167 million).
(4)Amount due to non-guarantor subsidiaries was $7,841 million (2022: $7,408 million).
(5)Amount due to non-guarantor subsidiaries was $7,841 million (2022: $7,408 million).
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at March 31, 2023, letters of credit issued amounted to $1,588 million (2022: $1,609 million).

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2023	2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total Generation (GWh) – LTA	17,636	17,692	15,097	16,280	15,097	14,946	13,776	16,092
Total Generation (GWh) – actual	18,875	16,450	14,906	16,488	15,196	14,585	13,533	14,683
Proportionate Generation (GWh) – LTA	7,899	7,655	6,905	8,152	7,414	7,197	6,697	8,356
Proportionate Generation (GWh) – actual	8,243	6,826	6,440	7,978	7,425	6,637	6,125	7,013
Revenues	$1,331	$1,196	$1,105	$1,274	$1,136	$1,091	$966	$1,019
Net income (loss) to Unitholders	(32)	(82)	(136)	1	(78)	(57)	(115)	(63)
Basic and diluted loss per LP unit	(0.09)	(0.16)	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)
Funds From Operations	275	225	243	294	243	214	210	268
Funds From Operations per Unit	0.43	0.35	0.38	0.46	0.38	0.33	0.33	0.42
Distribution per LP Unit	0.34	0.32	0.32	0.32	0.32	0.30	0.30	0.30

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
NEW ACCOUNTING STANDARDS
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $176 million and a decrease of $40 million to cash used in investing activities for the three months ended March 31, 2022.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the three months ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
Subsequent to the quarter, Brookfield Renewable, together with institutional investors, agreed to invest up to $360 million ($72 million net to Brookfield Renewable) to acquire a 55% stake in a leading C&I renewable platform based in India with 4,500 megawatts of operating and development pipeline. The transaction is subject to customary closing conditions and is expected to close in the second half of 2023.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2022 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company..
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the unaudited interim consolidated financial statements of Brookfield

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable's share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our facilities; supply, demand, volatility and marketing in the energy markets; our inability to re-negotiate or replace expiring power purchase agreements on similar terms; an increase in the amount of uncontracted generation in our portfolio or adverse changes to the hydrological balancing pool administered by the government of Brazil (“MRE”); availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; equipment failures and procurement challenges; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; force majeure events; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure; health, safety, security and environmental risks; energy marketing risks; the termination of, or a change to, the MRE balancing pool in Brazil; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; our operations being affected by local communities; our reliance on computerized business systems, which could expose us to cyber-attacks; newly developed technologies in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; labor disruptions and economically unfavorable collective bargaining agreements; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems; the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic; our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions; the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions; changes to our current business, including through future sustainable solutions investments; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; political instability or changes in government policy negatively impacting our business or assets;some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; we are not subject to the same disclosure requirements as a U.S. domestic issuer; the separation of economic interest from control within our organizational structure; future sales and issuances of LP Units, preferred limited partnership units in the capital of Brookfield Renewable or securities exchangeable for LP Units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the LP Units or BEPC exchangeable shares; our dependence on Brookfield and Brookfield’s significant influence over us; the departure of some or all of Brookfield’s key professionals; our lack of independent means of generating revenue; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; Brookfield acting in a way that is not in our best interests or our shareholders or our unitholders; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; failure of our systems technology; any changes in the market price of the LP Units and BEPC exchangeable shares; and the redemption of BEPC

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

exchangeable shares by us at any time or upon notice from the holders of the BEPC class B shares; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward- looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business.
Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 6 – Segmented information in the audited annual consolidated financial statements.

Brookfield Renewable Partners L.P.	Management's Discussion and Analysis	March 31, 2023

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN